Filed pursuant to Rule 424(b)(3)

SEC Registration No. 333-152331

COASTAL CAROLINA BANCSHARES, INC.

A Proposed Bank Holding Company for

COASTAL CAROLINA NATIONAL BANK

(Proposed)

Offering of a minimum of 2,100,000 and a maximum of 3,000,000 shares of Common Stock

Supplement to Prospectus

Dated September 8, 2008

This document supplements our prospectus dated September 8, 2008, as previously supplemented by Prospectus Supplements dated November 24, 2008 and January 29, 2009 (the Prospectus), pursuant to which we are offering a minimum of 2,100,000 and a maximum of  3,000,000 shares of common stock at $10.00 per share.

Extension of Offering

We have decided to extend the offering to June 20, 2009, subject to our right to terminate the offering earlier.

Subscriptions to Date

As of the date set forth below in this Supplement, we have received subscriptions for 1,827,265 shares of our common stock and subscription proceeds totaling $18,272,650.  We expect to reach the required minimum amount of subscription proceeds to obtain final regulatory approvals, which will permit us to break escrow and begin banking operations, in June 2009.

Line of Credit Borrowing

On April 1, 2009, an outside bank renewed our $2 million line of credit used to fund operating expenses during the organization of Coastal Carolina Bancshares, Inc. and its proposed banking subsidiary, Coastal Carolina National Bank.  The line is uncollateralized and has a limited guaranty by the 21 organizers.  The line bears a variable rate of interest at the three-month LIBOR rate plus a margin of 1.65 percent, with a floor of 5.50 percent, and matures on July 29, 2009.  Interest is due on a monthly basis and the unpaid principal balance is due at maturity.   As of April 30, 2009, the Company has approximately $650,000 of availability under its existing lines of credit.

This supplement is not a summary of the information in the prospectus, and it may not be used except in conjunction with the prospectus.

TO THE EXTENT ANY INFORMATION SET FORTH IN THIS SUPPLEMENT IS INCONSISTENT WITH OR CONTRARY TO THE INFORMATION SET FORTH IN THE PROSPECTUS, THE INFORMATION SET FORTH HEREIN SHALL SUPERSEDE THE INFORMATION CONTAINED IN THE PROSPECTUS.  THIS SUPPLEMENT DOES NOT CONTAIN A COMPLETE DESCRIPTION OF THE TERMS OF THE OFFERING AND INFORMATION RELATING TO OUR COMPANY.  PROSPECTIVE INVESTORS SHOULD READ THE PROSPECTUS AND THIS SUPPLEMENT IN THEIR ENTIRETY PRIOR TO SUBSCRIBING FOR SHARES OF THE COMMON STOCK.

The date of this Supplement is April 30, 2009

Forward-Looking Statements

The Prospectus and this Supplement contain “forward-looking statements” about us and our operations, performance, financial condition and likelihood of success. These statements are based on many presumptions and estimates. Our actual results will depend on a number of factors, including many that are beyond our control. The words “may,” “would,” “could,” “will,” “expect,” “anticipate,” “believe,” “intend,” “plan”, “hope” and “estimate,” as well as similar expressions, identify forward-looking statements. Because forward-looking statements involve risks and uncertainties that are beyond our control, actual results may differ materially from those expected in the forward-looking statements. We discuss what we believe are the most significant of these risks, uncertainties and other factors under the heading “Risk Factors” in the Prospectus, and under the heading “Additional Risk Factors” in the Prospectus Supplement dated November 24, 2008.

All forward-looking statements herein are based on information available to us as of the date of this Supplement.  We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.